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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                                   -----------

                           For the Month of June 2003

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                         (Commission File. No 0-30718).

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                   SIERRA WIRELESS, INC., A CANADA CORPORATION
                  ---------------------------------------------
                  (Translation of registrant's name in English)

                               13811 Wireless Way
                   Richmond, British Columbia, Canada V6V 3A4
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              (Address of principal executive offices and zip code)

        Registrant's Telephone Number, including area code:  604-231-1100
                                                           -----------------

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

               Form 20-F   X                           40-F
                         -----                              -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                    Yes:                                No:   X
                         -----                              -----

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NEWS RELEASE TRANSMITTED BY CCN DISCLOSURE
FOR:     Sierra Wireless, Inc.

TSX:  SW

Nasdaq:  SWIR

June 16, 2003

Sierra Wireless Announces Acquisition of AirPrime, Inc.

RICHMOND, BRITISH COLUMBIA - Sierra Wireless, Inc. (NASDAQ: SWIR, TSX: SW) announced today a definitive agreement to acquire AirPrime, Inc., a privately-held, leading supplier of high-speed CDMA wireless products. The combined entity is expected to be a well-positioned market leader with a broad product line, innovative engineering, blue chip customers, global channels and a strong balance sheet.

AirPrime is located in Carlsbad, California and was founded in 1999. AirPrime currently has 78 full time employees, many of whom have successfully worked together previously in the wireless and computer industries. The company has achieved significant growth with revenues of $19.2 million in 2002, compared to $6.2 million in 2001. Results are reported in US dollars and in accordance with US GAAP. In addition, AirPrime supplies blue chip customers such as Audiovox, Handspring, Hitachi and Sprint.

"This business combination fits our profitable growth strategy and strengthens our already established market leadership position. AirPrime has demonstrated growth and execution through a challenging period in the market. We expect to achieve significant operational and strategic leverage with the people, products and capabilities of the AirPrime team", said David Sutcliffe, Chairman and Chief Executive Officer of Sierra Wireless.

"By joining forces with Sierra Wireless, AirPrime gains access to global distribution channels, one of the industry's leading brands and working capital for growth. We bring valuable products and engineering capabilities to Sierra Wireless and we are very excited to put the two businesses together", said Jim Kirkpatrick, President and Chief Executive Officer of AirPrime.

Combination Rationale

The combination joins AirPrime, a proven innovator in CDMA embedded modules and OEM business, with Sierra Wireless, the established market and brand leader in CDMA and GSM products, to create a well-positioned market leader with a broad product line, innovative engineering, blue chip customers, global channels and a strong balance sheet. We expect to grow revenues and earnings through a broader product line and as a result of operating and strategic synergies.

Combination Detail

Under the terms of the definitive agreement, Sierra Wireless will issue approximately 3.7 million shares to the shareholders of AirPrime. The value to be received by AirPrime shareholders will equal 3.7 million shares multiplied by the closing price of Sierra Wireless shares on the day of closing. As a result of the combination, AirPrime shareholders will hold approximately 18.5% of the combined entity, based on the issued and outstanding shares. In addition, Sierra Wireless will provide bridge financing to AirPrime of up to $2.0 million for working capital purposes until the combination is closed.

The completion of the combination is expected in August 2003 and is conditional upon, among other things, regulatory approval and approval from AirPrime shareholders. Sierra Wireless has received voting commitment from AirPrime shareholders representing 82% of AirPrime's shares.

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Following closing, the businesses will be fully integrated under a single management team, comprised of both Sierra Wireless and AirPrime personnel. The business will continue under the Sierra Wireless name, will be headquartered in Richmond, British Columbia and will be led by David B. Sutcliffe, Chairman and Chief Executive Officer. Jim Kirkpatrick will become the Senior Vice-President of Engineering of the combined business.

CIBC World Markets Inc. is serving as financial advisors to Sierra Wireless and has provided a fairness opinion. Blake Cassels & Graydon LLP and Davis Wright Tremaine LLP are serving as Sierra Wireless' Canadian and U.S. counsel, respectively. Digital Coast Partners, LLC is serving as financial advisors to AirPrime. Coudert Brothers LLP and Borden Ladner Gervais are serving as AirPrime's U.S. and Canadian counsel, respectively.

Financial Guidance

There is no change to our Q2 2003 guidance, issued on April 24, 2003. Going forward, we expect the combination to increase our revenue and earnings growth as well as increase our capabilities for strategic initiatives. Restructuring costs will be incurred in both companies during Q3 2003 and integration costs will be incurred by the combined entity during the second half of 2003. The combination is expected to increase revenue and be accretive to earnings in Q4 2003, excluding integration costs.

We plan to provide quantitative guidance, including restructuring and integration costs, for the second half of 2003 when we report Q2 results on July 17, 2003.

Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, the strategic and operational benefits to the combined entity, the expectation of greater growth, revenue and earnings opportunities and operating efficiencies, the integration of the management and employees of Sierra Wireless and AirPrime and the management composition of the combined entity, the timing of the completion of the combination, the ability to successfully combine product offerings, statements about future market conditions, maintaining market leadership and growing the market. Our expectations regarding future growth, revenues and earnings depend on our ability to integrate the operations of Sierra Wireless and AirPrime in a timely manner. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless products market. In light of the many risks and uncertainties surrounding the wireless products market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

About Sierra Wireless

Sierra Wireless, Inc. is a global leader in delivering highly differentiated wireless solutions. Sierra Wireless develops and markets the AirCard(R), a wireless PC Card for portable computers, OEM modules for embedded applications, and rugged vehicle-mounted wireless systems. Sierra Wireless is the founding member of the WirelessReady(TM) Alliance, a partnership of industry-leading hardware, software, and service companies committed to the delivery of complete and compelling wireless data solutions. For more information on Sierra Wireless, visit its website at www.sierrawireless.com.

"AirCard" and "WirelessReady" are registered trademarks of Sierra Wireless, Inc. All other trademarks or service marks in this news release are the trademarks or service marks of their respective owners.

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About AirPrime

AirPrime, Inc. is a leading supplier of high-speed CDMA wireless access solutions to the OEM market. AirPrime is focused exclusively on providing the optimal current and next-generation wireless access products to OEMs for use in handheld devices, notebook PCs and Internet appliances. AirPrime's wireless products will also be used in telemetry and emerging applications. A private, venture-backed company, AirPrime is headquartered in Carlsbad, California and has a sales presence in existing and emerging markets around the world. For more information on AirPrime, visit its website at http://www.airprime.com/.

Presentation, Conference Call and Instant Replay

A presentation outlining the business combination is available online at www.sierrawireless.com.

Senior management from Sierra Wireless and AirPrime will host a conference call on June 17, 2003 at 5:00 AM PDT, 8:00 AM EDT. To participate in this conference call, please dial the following toll free number approximately five minutes prior to the commencement of the call:

1-888-458-1598  Passcode:  38226#

Should you be unable to participate, Instant Replay will be available for 72 hours following the conference call by dialing:

1-877-653-0545  Passcode:  185763#

We look forward to having you participate in our call.

FOR FURTHER INFORMATION PLEASE CONTACT:

Sierra Wireless, Inc.
Peter W. Roberts, CA, CPA
Chief Financial Officer
(604) 231-1192
Website: www.sierrawireless.com
Email: roberts@sierrawireless.com
INDUSTRY : CMT


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Sierra Wireless, Inc.

                                             By:  /s/  Peter W. Roberts
                                                --------------------------------
                                                Peter W. Roberts,
                                                Chief Financial Officer

Date: June 17, 2003